                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2004

                         Commission File Number 1-31994

              SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
                 (Translation of Registrant's Name Into English)

                               18 Zhangjiang Road
                        Pudong New Area, Shanghai 201203
                           People's Republic of China
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

     Form 20-F [X] Form 40-F

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

     Yes [ ] No [X]

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

     Yes [ ] No [X]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934):

     Yes [ ] No [X]

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     )
                                                 -----

Semiconductor Manufacturing International Corporation (the "Registrant") is furnishing under the cover of Form 6-K:

Exhibit 99.1: Press release dated July 21, 2004 relating to the joint venture between the Registrant and Toppan Printing Co., Ltd.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Semiconductor Manufacturing
                                        International Corporation


                                        By: /s/ Richard R. Chang
                                            ------------------------------------
                                            Name: Richard R. Chang
                                            Title: Chairman of the Board,
                                                   President and Chief Executive
                                                   Officer

Date: July 22, 2004

                                  EXHIBIT INDEX

Exhibit         Description
-------         -----------
Exhibit 99.1:   Press release dated July 21, 2004 relating to the joint venture between the Registrant and Toppan Printing Co., Ltd.

                                                                    Exhibit 99.1

Press Release for Immediate Release                              July 21st, 2004

                 Toppan and SMIC Sign an Joint Venture Agreement
Shanghai, China, July 21st, 2004 -- Toppan Printing Co., Ltd. (Toppan Printing;
TSE: 7911) and Semiconductor Manufacturing International Corporation (SMIC;
NYSE: SMI and HKSE: 981), today announced the two companies have signed an agreement to form a joint venture company in Shanghai to manufacture on-chip color filters and micro lenses for CMOS image sensors.

"The Joint Venture will serve the growing electronics consumer market in China and around the world, especially for the fast-growing segment of cell phone cameras and consumer digital cameras," said Dr. Richard Chang, President & CEO of SMIC. "We hope the new company will enable SMIC to obtain the leadership position of CMOS image sensor business among foundry companies," he added.

"SMIC has recently completed the development of fully functional mega-pixel CMOS image sensor chips and this JV will provide the CMOS image sensor chips with the needed 'colors'," said Mr. Roger Lee, Vice President of SMIC's Memory Technology Development Center which is responsible for the development and implementation of DRAMs, Flash, embedded Flash, advanced EEPROM-based Smart Card, High Voltage LCD drivers, LCOS micro display and CMOS image sensors. "Our engineering team has achieved excellent results in both 0.25-micron and 0.18-micron generation CMOS image sensor chips. The joint venture will enable us to provide a complete solution for our CMOS image sensor customers," he added.

About Toppan Printing Co., Ltd.
Toppan Printing Co., Ltd. is one of the largest integrated printing companies in Japan. With focus on manufacturing and selling of its own products, Toppan has diversified its business into various fields such as securities and cards, commercial printing, publications printing, packaging, industrial materials, electronics and e-business. The Electronics Division of Toppan Printing manufactures electronics components by using photofabrication technology, which has been developed in plate making technology. Toppan products, such as photomasks, leadframes, substrate for BGA, on-chip color filter for image sensors, are used in various semiconductor products. Toppan Printing also supplies shadow masks for CRTs, color filters for LCDs and screens for project TV, which are widely used in display products.

About SMIC
SMIC is one of the leading semiconductor foundries in the world. As a foundry, SMIC provides integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron technologies. Established in April 2000, SMIC, a Cayman Islands company, operates three 8-inch wafer fabrication facilities in the Zhangjiang High-Tech Park in Shanghai, and an 8-inch wafer fabrication facility in Tianjin, China. In addition, SMIC is currently constructing 12-inch wafer fabrication facilities in Beijing, China. SMIC's Fab 1 was named one of two "Top Fabs of the Year 2003" by Semiconductor International, a leading industry publication in May 2003. In addition to IC manufacturing, SMIC provides customers with a full range of services, including design services, mask manufacturing and wafer probe test. For more information, please visit www.smics.com.

SMIC Contact:
Sarina Huang
Public Relations Department
Tel: 86 21 50802000 EXT10356
Fax: 86 21 5080 2868